Exhibit (e)(11)

Non-Officer Employee Severance Plan

On January 28, 2006 the officers of Parallel Petroleum Corporation adopted a Non-Officer Employee Severance Plan. This plan is to pay severance to the Non-Officer Employees equal to one year of their then “current base salary” as of the date of a change of control initiated by a triggering event. A change of control is generally defined as the acquisition of beneficial ownership of 60% or more of the voting power of Parallel’s outstanding voting securities by any person or group of persons, or a change in the composition of the Board of Directors of Parallel such that the individuals who, at the effective date of the plan, constitute the Board of Directors. A triggering event can occur as follows:

•

An acquisition of Parallel by way of purchase, merger, consolidation, reorganization or other business combination, whether by way of tender offer or negotiated transaction, as a result of which Parallel’s outstanding securities are exchanged or converted into cash, property and /or securities not issued by Parallel;

•	A sale, lease, exchange or other disposition by Parallel of all or substantially all of its assets;

•	The stockholders of Parallel approving a plan or proposal for the liquidation or dissolution of Parallel; or

•	Any combination of any of the foregoing.

This plan is separate and apart from the Incentive and Retention Plan (EVA). The plan deals with the compensation of Non-Officer Employees and does not require Compensation Committee or Board of Directors approval. This was evidenced by discussions with Jeff Shrader, Compensation Committee Chairperson, by Larry Oldham, President/CEO, Don Tiffin, COO and Steven Foster, CFO on January 27, 2006. This plan is entirely unfunded and the plan makes no provision for segregating any of Parallel’s assets for payment of any amounts under the plan. The participant’s rights under the plan are not transferable.

Officer Approval:

/s/ Larry C. Oldham	/s/ Don Tiffin
Larry C. Oldham, President/CEO	Don Tiffin, COO

/s/ John Rutherford	/s/ Eric Bayley
John Rutherford, VP-Land	Eric Bayley, VP-Engineering

/s/ Steven D. Foster
Steven D. Foster, CFO